Filed by: Callon Petroleum Company
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Callon Petroleum Company
Commission File No.: 001-14039

On March 26, 2024, Callon Petroleum Company ("Callon") issued the following internal email:
Planning for Transaction Close
Important Information for Callon Employees
Dear Team Callon,
As we prepare to embark on the next chapter of our journey, we are providing the following important information to help you know what to expect from Callon HR in the coming days.
As previously announced, the anticipated closing date for the merger is April 1, 2024, pending shareholder approval and other closing contingencies. For the purposes of this communication, we are assuming that the transaction closes on April 1st. We will keep you informed should this timing change.
Transition Timing
On the morning of April 1st, you will continue to be a Callon employee and should report to work in your normal manner. The transaction is anticipated to close sometime during the business day on April 1st, and thereafter you will automatically become an Apache employee. Apache will provide information about employment, compensation, and benefits matters after closing.
Payroll & Paylocity
Callon will administer compensation through 11:59pm on March 31st in the usual manner via Paylocity. Your final paychecks from Callon will be processed as follows:
•The last full Callon pay cycle ended on Saturday, March 23rd. Paychecks for that cycle will be issued on Friday, March 29th.
•Callon will process a “short” pay cycle for the period March 24th through March 31st. Paychecks for this “short” cycle will be issued on Friday, April 12th. As noted below, there will be no 401(k) contributions for this “short” pay period.
•Employees who are eligible for certain cash-based incentives that vest at the time of closing (e.g., 2023 non-officer CPUs as noted below) will have an additional “off cycle” payroll no later than Friday, April 19th.
Your Paylocity account will continue to remain active after the closing of the transaction, at least through the 2024 annual tax filing season. Your Paylocity log in information will remain the same. We recommend confirming that your Paylocity profile includes a personal email address.
Time Off
If you plan to take time off after April 1, please inform your supervisor. Paylocity will not be the system of record for time off requests after April 1, 2024. Please await further instruction from Apache about logging your future vacation and time off.
Callon 401(k) Plan
Callon’s 401(k) Plan will be “frozen” as of March 23rd and no employee or employer contributions will be made for compensation earned after that date. The Callon 401(k) Plan will then formally terminate as of March 31st. If you are eligible for a 2024 true-up calculation based on your YTD contributions, Callon will complete and fund the true-up by March 29th prior to the Plan termination. Please watch for important information from Fidelity in the weeks to come regarding your options for your 401(k) balance after the Plan is terminated.

Your Fidelity 401(k) account will continue to remain active after the closing of the transaction, and your log in information will remain the same. We recommend confirming that your Fidelity profile includes a personal email address.
Health & Welfare Benefits
Your Callon health and welfare benefits, including medical insurance through UMR, will be active through April 1st.
For the period after April 1st, Apache will be providing information on your benefits. Some information on Apache benefits is available by clicking on the “APA Information Page” on OneCallon. In the event of a medical emergency after April 1st, Apache has asked that you contact HR@apachecorp.com for assistance.
CPE Stock Conversion
Upon closing of the transaction, all of your vested Callon shares and all of your unvested Callon restricted stock units (“RSUs”) will automatically be converted to APA shares or RSUs at the 1.0425 exchange ratio. These exchanges will happen automatically in your Fidelity or other brokerage accounts, and it typically takes several business days for the exchanges to “settle” so that your vested APA shares are tradable.
Your Fidelity stock plan services account will continue to remain active after the closing of the transaction, and your log in information will remain the same. We recommend confirming that your Fidelity profile includes a personal email address.
Callon RSUs
As noted above, all Callon RSUs will automatically convert to APA RSUs within your Fidelity account upon closing.
If you have “single trigger” Callon RSUs, they will automatically vest upon closing. This RSU vesting will be processed by Apache on their payroll systems. Your vested APA shares (after tax withholding) will be deposited in your Fidelity account within 7-10 business days or as administratively possible considering the stock conversion.
Callon CPUs
For all individuals who received the non-officer 2023 cash performance award (“CPU”), they will be treated as follows upon closing:
•The 2023 tranche of CPUs will vest at “target” upon closing, and payment will be issued via Callon payroll no later than April 19th.
•The 2024 and 2025 CPU tranches will be “locked in” at “target” upon closing and will vest on the earlier of their original vesting dates or involuntary termination. APA will administer these awards after closing.
Please review your personal 2023 CPU award agreement for additional information, including the potential value of your award.
Expense Reports
Please submit all expense reports for your corporate credit cards and employee reimbursements no later than Thursday, March 28th. Please ensure that you have all your documentation uploaded to Concur and gain approval from your supervisor.
Matching Gifts
Please remember to take advantage of our Matching Gift Program. The last day to enter your match is Friday, March 29th. Please save the receipt of your donations and apply for the match using our Matching Gift Program. Callon will match any gift of $50 up to $1,000 per employee, to any 501(c)(3) organization.
We hope the above information is helpful to you and greatly appreciate your cooperation during this time of change. If you have additional questions, please continue to use the Q&A Portal on OneCallon.
Thank you for all you do for Callon!
Callon HR

No Offer or Solicitation
Communications in this email are for informational purposes only and are not intended to and do not constitute an offer to sell or a solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).
Additional Information and Where to Find It
In connection with the proposed transaction, APA has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of Callon and APA and a prospectus of APA (the “Joint Proxy Statement/Prospectus”). The Registration Statement was declared effective on February 15, 2024, and APA filed a prospectus on February 16, 2024 and Callon filed a definitive proxy statement on February 16, 2024. Callon and APA commenced mailing of the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about February 16, 2024. The proposed transaction will be submitted to Callon’s stockholders and APA’s stockholders for their consideration. Callon and APA may also file other documents with the SEC regarding the proposed transaction. This email is not a substitute for the Registration Statement and definitive Joint Proxy Statement/Prospectus that has been filed with the SEC or any other document that Callon or APA has filed or may file with the SEC and send to Callon’s stockholders and/or APA’s stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CALLON AND APA ARE URGED TO READ THE REGISTRATION STATEMENT AND DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CALLON, APA, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the Registration Statement and definitive Joint Proxy Statement/Prospectus, as each may be amended or supplemented from time to time, and all other relevant documents that are filed or will be filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Callon will be made available free of charge on Callon’s website at http://www.callon.com under the “Investors” tab or by contacting Callon’s Investor Relations Department at (281) 589-5200 or IR@callon.com. Copies of documents filed with the SEC by APA will be available free of charge on APA’s website at https://www.apacorp.com.
Participants in the Proxy Solicitation
Callon, APA and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Callon’s stockholders and APA’s stockholders in connection with the proposed transaction. Information regarding the executive officers and directors of Callon is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on March 13, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Callon’s website at http://www.callon.com. To the extent holdings of Callon’s securities by such executive officers and directors have changed since the amounts printed in the definitive proxy statement for Callon’s 2023 annual meeting, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding the executive officers and directors of APA is included in its definitive proxy statement for its 2023 annual meeting filed with the SEC on April 11, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing APA’s website at http://www.apacorp.com. To the extent holdings of APA’s securities by such executive officers and directors have changed since the amounts printed in the definitive proxy statement for APA’s 2023 annual meeting, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the definitive Joint Proxy Statement/Prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Stockholders of Callon and APA, potential investors and other readers should read the definitive Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.
Cautionary Statement Regarding Forward-Looking Information
Certain statements in this email concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Callon’s or APA’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995.
These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, failure to obtain the required votes of Callon’s stockholders or APA’s stockholders to approve the transaction and related matters; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Callon and APA; the effects of the business combination of Callon and APA, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the effects of commodity price changes; and the risks of oil and gas activities. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.
Additional factors that could cause results to differ materially from those described above can be found in Callon’s Annual Report on Form 10-K for the year ended December 31, 2023, which is on file with the SEC and available on Callon’s website at http://www.callon.com under the “Investors” tab, and in other documents Callon files with the SEC, in APA’s Annual Report on Form 10-K for the year ended December 31, 2023, which is on file with the SEC and available on APA’s website at http://www.apacorp.com under the “Investors” tab, and in other documents APA files with the SEC, and in the Registration Statement.
All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Callon nor APA assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.